THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer and the proposals set out in this letter. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer and the proposals set out in this letter.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan.

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Schlumberger Investments                                       Sema plc
8th Floor                                                      233 High
South Quay Plaza II                                            Holborn
183 Marsh Wall                                                 London
London                                                         WC1V 7DJ
E14 9SH

Registered in England                                          Registered in
No. 04157867                                                   England
                                                               No. 1240677
                                                                  24 April 2001



To: Canadian tax resident holders of options granted on 14 October 1998 under the Sema Group plc 1994 Senior Executive Share Option Scheme (the Executive Scheme).

Dear Option Holder

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

1.Introduction

Schlumberger Investments (Schlumberger) has made a cash offer for Sema plc
(Sema) which was declared unconditional in all respects on 6 April 2001 (the Offer).

This letter sets out the specific proposals being put forward by Schlumberger in relation to your option to acquire shares in Sema under the Executive Scheme (your Option).

The Offer is not being made, directly or indirectly, in Canada. Accordingly, Schlumberger is unable to extend the Offer to you and has therefore decided to give you the opportunity to release your Option in exchange for a cash payment measured by the excess of 560 pence (being the Offer price for Sema Share) over the exercise price per Sema Share under your Option.

(i)Option exercise price

We understand you hold an option granted under the Executive Scheme on 14 October 1998 with an exercise price of 480p per Sema Share.

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(ii)Option now exercisable

Schlumberger Investments announced on 6 April 2001 that the Offer is unconditional in all respects. All outstanding options under the Executive Scheme which were not already exercisable have now become exercisable and, where relevant, performance targets have been waived. This letter explains the choices open to you in respect of your Option under the Executive Scheme and the steps you should take to give effect to your choice. You are strongly advised to read this document carefully before deciding which course of action is most appropriate to your own personal circumstances.

Enclosed with this letter is a form of election (the Form of Election) which you should use to make your choice and which must be returned to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ by 5.00 p.m. on 14 May 2001. If you take no action, your option will in due course lapse and become worthless. As a result you would lose the ability to realise any value currently in your Option.

(iii)Compulsory acquisition

Please note that Schlumberger Investments has today exercised its right to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985 (a Section 429 Notice). Options granted under the Executive Scheme that remain unexercised will lapse at the end of the compulsory acquisition period which will expire on Monday 4 June 2001.

2.Courses of Action

In summary, your choices are as follows:

  1. To accept a cash payment in return for the cancellation of your Option (the Cash Cancellation Offer); or

  2. To exercise your Option and then sell and/or retain your Sema Shares; or

  3. Take no further action in which case your Option will in due course lapse.

Choice 1 Cash Cancellation Offer

You may accept a cash payment in return for cancelling your Option which effectively gives you the gain in your Option.

Under the Cash Cancellation Offer, Schlumberger Investments will pay you cash in return for your agreement to cancel your Option. The amount of the cash cancellation payments for each Sema Share under your Option will be the difference between the Offer Price of 560p per share and the exercise price of your Option being 480p, ie 80p.

Any cash cancellation payment will be made subject to any withholding or deduction obligation arising in the jurisdiction in which you are ordinarily employed.

Procedure to accept the Cash Cancellation Offer

If you wish to accept the Cash Cancellation Offer for your Option, you should tick Box A of the Form of Election against your Option. You should then send the completed Form of Election to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ to be received by no later than 5.00 p.m. local time on 14 May 2001.

If you have elected to accept the Cash Cancellation Offer for your Option, then provided that you have properly completed and returned the Form of Election as instructed, you will be paid the cash cancellation payment to which you are entitled (subject to any deduction or withholding obligations) with your pay for June.

Choice 2 Exercise your Option

Options granted under the Executive Scheme are now immediately exercisable. If you wish to exercise your Option, please contact the Company Secretarial Department at Sema plc, on 0044 207 830 4215, or email emma.turner@sema.co.uk. You will then have to give written notice to Sema enclosing your option certificate and a cheque in sterling for the total amount payable on the exercise of the Option.

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

You will be able to deal with the Sema shares that arise from the exercise of your Option in the following ways:

  (i) sell your Sema Shares in the market

  You should be aware that as Schlumberger has acquired a large percentage of the existing Sema Shares, the market for Sema Shares is likely to be small. Therefore it may be difficult for you to find purchasers for these shares. You are also likely to have to pay dealing costs in respect of such a sale; or

  (ii) retain your Sema Shares

  Please note that Schlumberger Investments has today exercised its right to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985 (a Section 429 Notice). Options granted under the Executive Scheme that remain unexercised will lapse at the end of the compulsory acquisition period which will expire on Monday 4 June 2001.

You should take appropriate advice on the tax implications of exercising your Option but, where required, any deductions required by law in respect of the exercise of your Option will be made.

Choice 3 Take no action

If you take no action, your Option will lapse in due course and become worthless. You will lose the right to acquire Sema Shares and the ability to realise any value in your Option.

3.General

The acceptance of the Cash Cancellation Offer or the exercise of your Option under the Executive Scheme will have tax consequences for you. You are recommended to confirm your taxation position with your independent financial adviser.

If you are already in a special exercise period which is unconnected with the Offer (for example, because you have already left the employment of the Sema Group and have an existing right to exercise your Option), you can only exercise your Option during that special period or any shorter period which arises under the rules of the Executive Scheme as a result of the Offer. Nothing in this letter serves to extend the life of an Option which lapses (or has already lapsed) under the rules of the Executive Scheme.

4.Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document, accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee* accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5.Recommendation

The Sema Advisory Committee, who have been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited, consider the proposals to Canadian Option Holders under the Executive Scheme set out in this letter to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild & Sons Limited have taken into account the Sema Advisory Committee's commercial assessments. The Sema Advisory Committee recommend that you accept the Cash Cancellation Offer, or exercise your Option, in accordance with your individual circumstances.

6.Further Assistance

The decision as to which course of action to take is a matter for you. You should bear in mind, in particular, the time limits explained in this letter.

If you are in any doubt about which course of action to choose, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter you should contact the Company Secretarial Department at Sema plc on 0044 207 830 4215, or email emma.turner@sema.co.uk.

                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc


Jean-Dominique Percevault                                 Sir Julian Oswald
Director                                                  Chairman

*"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                    Printed by RR Donnelley Financial, 34303